UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company)

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928566108

(CUSIP Number of Class of Securities)

Brian E. Farley

President and Chief Executive Officer

5799 Fontanoso Way

San Jose, California 95138

(408) 360-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on May 18, 2009 (as amended from time to time, the “Schedule 14D-9”) by VNUS Medical Technologies, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Covidien Delaware Corp., a Delaware corporation and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”), at a purchase price of $29.00 per Share, net to the seller thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 18, 2009, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the heading “Regulatory Approvals”:

“On May 12, 2009, Covidien Ltd., the parent company of Parent and the Company each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the Department of Justice and the FTC in accordance with the HSR Act.

At 11:59 p.m., New York City time, on May 27, 2009, the HSR Act waiting period with respect to the Offer and Merger expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VNUS Medical Technologies, Inc.

By:	/s/ Brian E. Farley
Name:	Brian E. Farley
Title:	President and Chief Executive Officer

Dated: May 28, 2009